EXHIBIT 12.2

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

						Nine Months Ended
	Year Ended December 31					September 30
	____________________________________________					_________________
	1997	1998	1999	2000	2001	2001	2002
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$137,350	$159,870	$146,124	$152,322	$128,970	$98,797	$90,285
Interest capitalized during the period	10,575	1,341	238	1,458	1,945	1,174	3,776
Interest factor related to noncapitalized leases (a)	11,931	11,308	13,065	13,394	11,729	8,598	8,178
Adjustable conversion-rate equity security unit distributions	-	-	-	-	947	-	9,908
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	159,856	172,519	159,427	167,174	143,591	108,569	112,147
Preferred stock dividend requirements - pretax	44,686	19,940	17,129	16,019	15,180	15,075	14,441
	_______	_______	_______	_______	_______	_______	_______
Combined fixed charges and preferred
dividend requirements	$204,542	$192,459	$176,556	$183,193	$158,771	$123,644	$126,588
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(28,930)	$(16,878)	$355,940	$298,331	$(47,611)	$(4,781)	$(12,164)
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	5,180	3,791	(6,115)	(2,061)	8,039	5,527	2,354
Total fixed charges	159,856	172,519	159,427	167,174	143,591	108,569	112,147
Less interest capitalized	(10,575)	(1,341)	(238)	(1,458)	(1,945)	(1,174)	(3,776)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$125,531	$158,091	$509,014	$461,986	$102,074	$108,141	$98,561
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to combined fixed charges and preferred dividend requirements	-	-	2.88	2.52	-	-	-

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$79,011	$34,368	$-	$-	$56,697	$15,503	$28,027

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.